SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 OCT -7 PM 7:21

3 October 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03032540

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a Circular to the shareholders of our Company dated 26 September 2003 regarding the Scrip Dividend Scheme in relation to the Interim Dividend for the year ending 31 December 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 10/7

E\lc\sa\2003 interim\ltr-sx.doc.19

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE YEAR ENDING 31 DECEMBER 2003

Hong Kong, 26 September 2003

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"2003 Interim Dividend"	the interim dividend of HK$0.06 per Share for the year ending 31 December 2003 with a scrip alternative declared by the Directors on Friday, 22 August 2003 payable on Tuesday, 18 November 2003 to the shareholders of the Company whose names were recorded on the registers of members of the Company on Friday, 19 September 2003;
"2003 Interim Scrip Dividend Scheme"	the scheme approved by the Directors on Friday, 22 August 2003 in relation to the 2003 Interim Dividend to offer the eligible shareholders of the Company a scrip alternative to elect to receive such dividend wholly or partly by allotment of new Shares credited as fully paid in lieu of cash;
"Company"	Shangri-La Asia Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on HKSE and SGX-ST;
"Directors"	the directors of the Company;
"HK$"	Hong Kong dollars;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Interim Scrip Dividend Shares"	new Shares to be issued under the 2003 Interim Scrip Dividend Scheme;
"SGX-ST"	Singapore Exchange Securities Trading Limited; and
"Share(s)"	ordinary share(s) of par value HK$1.00 each in the share capital of the Company.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Executive Directors:
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr KUOK Khoon Ho
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Roberto V. ONGPIN
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

26 September 2003

To the shareholders of Shangri-La Asia Limited

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE YEAR ENDING 31 DECEMBER 2003

INTRODUCTION

On Friday, 22 August 2003, it was announced that the Directors had declared the 2003 Interim Dividend. It was also announced that the shareholders of the Company could elect to receive the 2003 Interim Dividend wholly or partly in Interim Scrip Dividend Shares.

The purpose of this circular is to set out the procedures which apply in relation to the 2003 Interim Scrip Dividend Scheme and the action which must be taken by the shareholders of the Company in relation thereto.

PARTICULARS OF THE 2003 INTERIM SCRIP DIVIDEND SCHEME

The shareholders of the Company may receive the 2003 Interim Dividend in one of the following ways:

(a) wholly by a cash dividend of HK$0.06 per Share; or

(b) wholly by way of an allotment of new Shares credited as fully paid and having an aggregate market value (as described below) equal to the total amount of the 2003 Interim Dividend, save for adjustment for fractions; or

(c) partly in cash and partly in Interim Scrip Dividend Shares.

The Interim Scrip Dividend Shares will be allotted by way of capitalisation of profits to the shareholders of the Company electing to receive new Shares in lieu of cash dividend and will rank pari passu in all respects with the existing issued Shares, except that they shall not rank for the 2003 Interim Dividend.

BASIS OF ALLOTMENT OF THE INTERIM SCRIP DIVIDEND SHARES

For the purpose of calculating the number of Interim Scrip Dividend Shares to be allotted, the market value of the Interim Scrip Dividend Shares has been set at HK$6.88 per Share, which is equivalent to the average of the closing prices of the Shares on the HKSE for the five consecutive trading days, from Monday, 22 September 2003 to Friday, 26 September 2003 (both days inclusive). The number of Interim Scrip Dividend Shares which the shareholders of the Company will be entitled to in respect of the existing Shares registered in their names as at Friday, 19 September 2003 will be calculated as follows:

$$\text{Number of Interim Scrip Dividend Shares to be received} = \text{Number of Shares held on Friday, 19 September 2003 for which interim scrip dividend election is made} \times \frac{\text{HK\$0.06}}{\text{HK\$6.88}}$$

A press announcement dated 26 September 2003 setting out the timetable of the 2003 Interim Scrip Dividend Scheme and basis of allotment of the Interim Scrip Dividend Shares will be published on Monday, 29 September 2003. **The last day on which the shareholders of the Company will be entitled to select their desired form of dividend is Friday, 31 October 2003**. Elections to receive the Interim Scrip Dividend Shares must be submitted to the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, on or before 4:00 p.m. on Friday, 31 October 2003. The number of Interim Scrip Dividend Shares to be received will be rounded down to the nearest whole number of the Interim Scrip Dividend Shares. No shareholder is entitled to be issued any fraction of a Share under the 2003 Interim Scrip Dividend Scheme. Fractional entitlements to the Interim Scrip Dividend Shares in respect of alternatives (b) and (c) above will be aggregated and sold for the benefit of the Company.

ADVANTAGES OF THE 2003 INTERIM SCRIP DIVIDEND SCHEME

The 2003 Interim Scrip Dividend Scheme will give the shareholders of the Company an opportunity to further participate in the equity capital of the Company without incurring brokerage fees, stamp duty and related dealing costs. The 2003 Interim Scrip Dividend Scheme

will also benefit the Company because, to the extent that the shareholders of the Company elect to receive the Interim Scrip Dividend Shares, in whole or in part in lieu of a cash dividend, such cash which would otherwise have been paid to the shareholders will be retained for use by the Company.

EFFECT OF THE 2003 INTERIM SCRIP DIVIDEND SCHEME

If no elections for the Interim Scrip Dividend Shares are received, the total cash dividend payable by the Company will be HK$130,779,370.92.

Shareholders of the Company should note that the Interim Scrip Dividend Shares may give rise to notification requirements under the Securities and Futures Ordinance for shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) an undertaking that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until 28 March 2016. This assurance does not however prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or on land in Bermuda leased or let to the Company.

FORM OF ELECTION

If you elect to receive your 2003 Interim Dividend wholly in cash, you do not need to take any action.

If you elect to receive Interim Scrip Dividend Shares, or partly in cash and partly in Interim Scrip Dividend Shares, you should use the enclosed form of election. If you complete the form of election but do not specify the number of Shares in respect of which you wish to receive Interim Scrip Dividend Shares, or if you elect to receive Interim Scrip Dividend Shares in respect of a greater number of Shares than your registered holding on Friday, 19 September 2003, you will be deemed to have exercised your election to receive Interim Scrip Dividend Shares in respect of all the Shares of which you were then registered as the holder.

The form of election should be completed in accordance with the instructions printed thereon and returned so that it is received by the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, no later than 4:00 p.m. on Friday, 31 October 2003. No acknowledgment of receipt of the form of election will be issued.

SHAREHOLDERS RESIDENT OUTSIDE HONG KONG AND SINGAPORE

No shareholder whose registered address is outside Hong Kong or Singapore will be permitted to participate in the 2003 Interim Scrip Dividend Scheme. Accordingly, such

shareholder will receive the 2003 Interim Dividend wholly in cash. No form of election is being sent to such shareholder. No person receiving in any territory outside Hong Kong or Singapore a copy of this circular and/or a form of election may treat the same as an invitation, offer or notice to him/her.

LISTING AND DEALINGS AND DESPATCH OF DIVIDEND WARRANTS AND/OR SHARE CERTIFICATES

Application has been made to the HKSE and SGX-ST for approval for the listing of, and permission to deal in, the Interim Scrip Dividend Shares. It is expected that the dividend warrants in relation to the 2003 Interim Dividend and/or share certificates with respect to the Interim Scrip Dividend Shares will be despatched, at the risk of those entitled thereto, on or about Tuesday, 18 November 2003. Dealings in the Interim Scrip Dividend Shares are expected to commence on the HKSE and SGX-ST on or about Wednesday, 19 November 2003 subject to the proper receipt of the share certificates with respect to the Interim Scrip Dividend Shares by the relevant shareholders of the Company.

The Shares are listed and dealt in on the HKSE and SGX-ST. Save as disclosed herein, no equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being or proposed to be sought.

Dealings in Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

CONDITIONS OF THE 2003 INTERIM SCRIP DIVIDEND SCHEME

The 2003 Interim Scrip Dividend Scheme is conditional upon (a) the issue price of each Interim Scrip Dividend Share not being less than the nominal value of a Share of the Company; and (b) the approval of the HKSE and SGX-ST for the listing of and permission to deal in the Interim Scrip Dividend Shares. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the 2003 Interim Scrip Dividend wholly in cash.

RECOMMENDATION AND ADVICE

Whether or not it is to your advantage to receive cash or the Interim Scrip Dividend Shares or a combination thereof depends upon your own individual circumstances, and the decision in this regard and all effects and consequences resulting therefrom are your sole responsibility. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the 2003 Interim Dividend in scrip form or if any government or other consent is required. Shareholders of the Company who are trustees are recommended to take professional advice as to whether the choice of the Interim Scrip Dividend Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
For and on behalf of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司

截至二零零三年十二月三十一日止年度

中期股息之

以股代息計劃

香港，二零零三年九月二十六日

中文譯本只供參考，內容以英文為準

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零三年中期股息」	指	董事於二零零三年八月二十二日(星期五)宣派截至二零零三年十二月三十一日止年度中期股息每股0.06港元(股東可選擇以股代息)，將於二零零三年十一月十八日(星期二)派發予於二零零三年九月十九日(星期五)名列本公司股東名冊內之本公司股東；
「二零零三年中期股息以股代息計劃」	指	董事於二零零三年八月二十二日(星期五)批准有關二零零三年中期股息之計劃，該計劃賦予本公司合資格股東權利，可選擇透過配發入賬列為已繳足股款之新股份以代替現金，收取全部或部份該等股息；
「本公司」	指	香格里拉(亞洲)有限公司，一間於百慕達註冊成立之有限公司，其股份在香港聯交所及新交所上市；
「董事」	指	本公司之董事；
「港元」	指	香港之幣值港元；
「香港聯交所」	指	香港聯合交易所有限公司；
「香港」	指	中華人民共和國香港特別行政區；
「中期股息代息股份」	指	按二零零三年中期股息以股代息計劃而發行之新股份；
「新交所」	指	新加坡證券交易所有限公司；及
「股份」	指	本公司股本中每股面值1.00港元之普通股。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司

執行董事：
郭孔錀先生（主席）
叶龍蜚先生（副主席）
郭孔輔先生
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事：
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
Alexander Reid HAMILTON先生*
蘇慶贊先生*
Roberto V. ONGPIN先生
何建昌先生
（何建源先生之替任董事）

* 獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道1號
中信大廈21樓

敬啟者：

截至二零零三年十二月三十一日止年度
中期股息之
以股代息計劃

緒言

本公司於二零零三年八月二十二日（星期五）公佈，董事宣派二零零三年中期股息，並賦予本公司股東權利，可選擇收取中期股息代息股份作為全部或部份二零零三年中期股息。

本通函旨在説明有關二零零三年中期股息以股代息計劃的程序及本公司之股東須採取之行動。

二零零三年中期股息以股代息計劃詳情

本公司股東可以下列其中之一種方式收取二零零三年中期股息：

(甲) 全數收取現金股息每股0.06港元；或

(乙) 全數獲配發總市值(按下文所述)相等於二零零三年中期股息總額之入賬列為已繳足股款之新股份(對零碎股份之調整除外)；或

(丙) 收取部份現金及部份中期股息代息股份。

中期股息代息股份將以溢利資本化之方式配發予選擇收取新股份以代替現金股息之本公司股東，並且與本公司之現有已發行股份在各方面享有同等權益，惟不獲享有二零零三年中期股息。

配發中期股息代息股份之基準

為計算將予配發之中期股息代息股份之股份數目，中期股息代息股份之市值已訂定為每股6.88港元，相等於股份於二零零三年九月二十二日(星期一)至二零零三年九月二十六日(星期五)(包括首尾兩日)連續五個交易日在香港聯交所之平均收市價。本公司股東就其名下於二零零三年九月十九日(星期五)登記之現有股份將可收取之中期股息代息股份之股份數目，將按下列方式計算：

$$\text{應收中期股息代息股份之股份數目} = \text{於二零零三年九月十九日(星期五)持有並已選擇收取中期股息代息股份之股份數目} \times \frac{0.06\text{港元}}{6.88\text{港元}}$$

一份載有二零零三年中期股息以股代息計劃之時間表及配發中期股息代息股份基準之新聞公佈(日期為二零零三年九月二十六日)將於二零零三年九月二十九日(星期一)在報章上刊登。**本公司之股東有權選擇欲收取股息之方式的最後期限為二零零三年十月三十一日(星期五)**。選擇收取中期股息代息股份之表格須於二零零三年十月三十一日(星期五)下午四時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。應收之中期股息代息股份之股份數目將向下調整至最接近之整數。根據二零零三年中期股息以股代息計劃，股東概不獲配發任何零碎股份。就上述(乙)及(丙)項選擇之中期股息代息股份之零碎部份將予彙集出售，收益概歸本公司所有。

二零零三年中期股息以股代息計劃之優點

二零零三年中期股息以股代息計劃將給予本公司股東機會，以進一步參與本公司之股本權益，而毋須支付經紀費、印花稅及有關買賣費用。二零零三年中期股

息以股代息計劃亦可令本公司受惠，因倘本公司之股東選擇收取全部或部份中期股息代息股份以代替現金股息，則本公司可保留原來應付予股東之現金加以運用。

二零零三年中期股息以股代息計劃之影響

倘無收到中期股息代息股份之選擇，則本公司須支付之現金股息總額將為130,779,370.92港元。

本公司股東務請留意，中期股息代息股份可引致一些股東(彼等或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對彼等所帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

作為一間於百慕達註冊成立之受豁免公司，就百慕達外滙管制而言，本公司已被指定為非定居公司。此外，本公司已收到由百慕達財務部(Minister of Finance)根據一九六六年豁免業務税項保護法(經修訂)(Exempted Undertakings Tax Protection Act 1966 (as amended))發出保證，直至二零一六年三月二十八日止，倘百慕達就溢利或收入(包括任何股息或資本收益預提所得税)或就任何資本資產、收益或增值而制定法例徵收任何税項或徵收性質為遺產税或繼承税之任何税項，該等税項將不適用於本公司或其任何業務運作，該等税項亦不適用於本公司之股份、債券或其他債務。惟該等保證並不阻止向該等通常居住於百慕達並持有本公司之股份、債券或債務之人士或向出租予本公司位於百慕達之地塊之人士徵收任何該等税項。

選擇表格

閣下如欲全部以現金方式收取二零零三年中期股息，則毋須採取任何行動。

閣下如欲收取中期股息代息股份，或部份收取現金及部份收取中期股息代息股份，則須使用隨附之選擇表格。如　閣下填妥選擇表格但未有註明欲收取之中期股息代息股份之股份數目，或如選擇收取中期股息代息股份之股份數目大於　閣下於二零零三年九月十九日(星期五)登記持有之股份數目，則　閣下將被視為已就　閣下名下登記持有之全部股份選擇收取中期股息代息股份。

選擇表格須按照其印備之指示填妥，並最遲須於二零零三年十月三十一日(星期五)下午四時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。交回之選擇表格將不會獲發收據。

身居香港及新加坡以外之股東

凡於本公司股東名冊內所登記之地址為香港或新加坡以外地區之股東，將不獲准參與二零零三年中期股息以股代息計劃。據此，該股東將全數以現金收取二零

零三年中期股息。選擇表格將不會寄發予該股東。在香港或新加坡以外任何地區接獲本通函及／或選擇表格之人士，概不得將此視作向其發出之邀請、要約或通知。

上市及買賣及股息單及／或股票之派發

本公司已向香港聯交所及新交所提出申請批准中期股息代息股份上市及買賣。預期二零零三年中期股息之股息單及／或中期股息代息股份之股票將於二零零三年十一月十八日(星期二)或相近日子寄發予各股東，一切郵誤損失概由收件人自行負責。中期股息代息股份預期可於二零零三年十一月十九日(星期三)或相近日子當本公司有關之股東收妥中期股息代息股份之股票後在香港聯交所及新交所開始買賣。

股份於香港聯交所及新交所上市及買賣。除本文所披露者外，本公司概無股本證券或債務證券在任何其他證券交易所上市或買賣，亦無進行或計劃於任何其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收買賣。 閣下應就結算安排之詳情及該安排對 閣下權利及權益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

二零零三年中期股息以股代息計劃之條件

二零零三年中期股息以股代息計劃須符合的條件為(a)中期股息代息股份之發行價格不得少於本公司股份之面值；及(b)香港聯交所及新交所批准中期股息代息股份上市及買賣。倘在極不可能情況下，有任何條件未能達成，股東將全數以現金收取二零零三年中期股息。

推薦及意見

全部或部份收取現金或中期股息代息股份是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所導致之後果完全屬 閣下之責任。 閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取代息股份作為二零零三年中期股息，或是否須經任何政府或其他方面許可。具受託人身份之本公司股東，應諮詢專業意見，以確定根據有關信託文據內之條款彼等是否有權作出任何有關收取中期股息代息股份的選擇及其影響。

此致

香格里拉(亞洲)有限公司列位股東 台照

代表董事會
香格里拉(亞洲)有限公司
主席
郭孔錀
謹啟

二零零三年九月二十六日